UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 24, 2004

Xenova Group PLC
(Exact name of registrant as specified in its charter)

957 BUCKINGHAM AVENUE SLOUGH, BERKS UNITED KINDOM
(Address of principal executive offices)

000-23584
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On February 24, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated February 24, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Xenova Group PLC (Registrant)
February 24, 2004 (Date)	/s/ DANIEL ABRAMS Daniel Abrams Finance Director

Xenova Group plc - Final Results

Slough, UK, 24 February, 2004 - Xenova Group plc (NASDAQ: XNVA;
London Stock Exchange: XEN) today announced its results for the year ended 31 December 2003.

Highlights

  * Acquisition of KS Biomedix Holdings plc ("KS Biomedix") including
    Phase III product candidate TransMID (TM)

  * XR5944:  start of Phase I clinical trial of novel DNA targeting agent

  * TA-CD: patient dosing begins in Phase IIa cocaine administration trial and Phase IIb efficacy trial.  Results of second Phase IIa study reported

  * Tariquidar (XR9576): review of Phase III data concluded.  US
    National Cancer Institute (NCI) conducting new exploratory clinical trials

  * Initiation of further Phase I clinical trial for TA-NIC

  * Vaccines of addiction (TA-NIC & TA-CD): buyout of residual interests from ImmuLogic

  * Signing of a two-year Manufacturing, Development and Clinical
    Supply Agreement with Pharmexa A/S

  * Clinical Trials Manufacturing Facility received EU GMP
    accreditation from the Medicines and Healthcare products
    Regulatory Agency

  * Sale of Farnham research facility to Bioventix raising £0.8m
    ($1.4m)

Financial Highlights

  * Fully underwritten UK placing, US private placement and open offer that raised approximately £21.1m ($37.8m) gross, £19.4m
    ($34.7m) net of expenses

  * Cash, short-term deposits and investments £27.5m ($49.2m) at 31
    December 2003 (31 December 2002: £19.2m ($34.4m))

  * Implementation of both a headcount reduction and programme prioritisation review expected to realise annualised cost savings of approximately £10m ($17.9m)

  * Revenue recognised in the full year of £7.7m ($13.8m) (2002:
    £12.2m ($21.8m))
  * Loss on ordinary activities after taxation £15.0m ($26.9m) (2002:
    £13.2m ($23.6m))

  * Loss per share 7.1p (12.6c) (2002: 9.0p (16.1c))

David Oxlade, Chief Executive Officer, said: "We have completed the integration of KS Biomedix and the resulting broader portfolio has allowed us to prioritise and focus on the highest potential clinical stage programmes.  The £21 million fundraising enables us to fund the first Phase III trial for TransMID (TM) and to advance the development of the company's later stage programmes.  We have also announced today that the NCI has commenced new exploratory Phase II clinical trials with tariquidar."

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer, vaccines for addiction and immune system disorders.  Xenova has a broad pipeline of programmes in clinical development.  The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Celltech, Genentech, Lilly,
Millennium Pharmaceuticals, Nycomed, Pfizer and QLT.

A meeting will take place on Tuesday 24 February at 09:30 GMT at the offices of Financial Dynamics, Holborn Gate, 26 Southampton
Buildings, London, WC2A 1PB.  In addition, Xenova will host a conference call at 14:30 GMT (09:30 EST) to discuss the preliminary results.  For further information on this and the meeting, please call Mo Noonan at Financial Dynamics on +44 (0)20 7269 7116.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

Disclaimer to take advantage of the "Safe Harbor" provisions of the
US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about our ability to integrate acquired businesses and realize cost savings from integration, and the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays in integrating acquired businesses into our group, adverse results in our drug discovery and clinical development programs;
failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties;
our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for
substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by
competitors.  For a further list and description of the risks and uncertainties we face, see the reports we have filed with the
Securities and Exchange Commission.  We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Chairman's Statement and Chief Executive's Review

This last financial year has seen a number of key events take place to shape the future of Xenova.  Despite the setback relating to tariquidar in the early part of the year, Xenova has continued to focus its resources on advancing the development of both small molecules and biologics programmes.

On September 12 Xenova announced that the acquisition of KS Biomedix had become unconditional (save for admission) and the integration of the business followed shortly afterwards.  As announced at the time of the acquisition, the estimated cost saving of £10m per annum across both businesses is expected to be achieved, based on
reductions in headcount, facilities and R&D costs.

Xenova raised additional funds in 2003 through a UK placing, US private placement and open offer, raising approximately £21.1m gross
($37.8m), £19.4m ($34.7m) net of expenses.  As a result, Xenova had
£27.5m ($49.2m) in cash, short term deposits and investments at the year end.

As part of the disposal of non-core assets associated with the acquisition of KS Biomedix, Xenova has completed the sale of certain premises at its Farnham research facility together with related assets to Bioventix Limited for £0.8m.  The sale included certain rights to intellectual property relating to super high-affinity antibodies that are not being developed by Xenova, and provides for the continuation of work by Bioventix on novel three-part proteins
(trimers) being developed under an option agreement with Isis
Innovations Ltd.  Xenova has retained an option to develop certain therapeutic candidates arising from this work.

Xenova employed 112 people at 31 December 2003.

Operating Review

Following the acquisition of KS Biomedix and the integration of the two businesses, Xenova undertook a review of the product pipeline with the aim of prioritising key candidates/programmes for further development in the core business areas of cancer, addiction and immunotherapy.  Described below are the prioritised programmes that currently make up the active pipeline of Xenova.

TransMID (TM) treatment for high-grade glioma
Following the acquisition of KS Biomedix, TransMID (TM) is now the most advanced product in Xenova's pipeline, having already commenced Phase
III development.  Plans to progress TransMID (TM) into Phase III trials in adults with recurrent and/or progressive non resectable
glioblastoma multiforme had already been submitted by KS Biomedix and have been agreed with the FDA.  However, following its acquisition of
KS Biomedix, Xenova is seeking FDA approval to change the current
Phase III programme design from one large Phase III trial to two smaller Phase III trials.  Xenova is ready to start these trials as soon as FDA approval is obtained.

TransMID (TM) is a treatment for high-grade glioma (brain cancer), a disease for which improved treatment would be welcomed, as there remains a poor prognosis for patients.  TransMID (TM) is a modified diphtheria toxin conjugated to transferrin.  When TransMID (TM) binds to transferrin receptors on the surface of the cell, the diphtheria toxin gains entry to the cell.  Once inside the cell, the diphtheria toxin interferes with protein synthesis and ultimately kills the cell.  Transferrin receptors are particularly prevalent on rapidly dividing cells, and the high level of transferrin receptor expression on glioma cells makes transferrin an appropriate targeting mechanism for the diseased cells.

TransMID (TM) is pumped directly into the brain tumour using CED
(Convection Enhanced Delivery - licensed from the National Institute of Health, US).  CED enhances the distribution of TransMID (TM) through the tumour mass and produces high local concentrations of drug.
Since TransMID (TM) is directly infused into the tumour, it circumvents the usual obstacles present in drug delivery to the brain caused by the blood-brain barrier and also reduces systemic side effects.

As stated at the time of the November 26th 2003 Prospectus issued to shareholders, Xenova has been in discussion with Amersham Health
A.S., Nycomed Danmark A/S and the National Institute of Health (NIH)
regarding the licensed rights pertaining to the development, manufacture and commercialisation of TransMID (TM) in various territories.  Following these discussions, Xenova has now reached a revised agreement with Amersham concerning the intellectual property licensed by Amersham to Xenova.

Revised arrangements for the development and commercialisation of
TransMID (TM) in the European territories covered by the License
Agreement between Nycomed and Xenova have been agreed in principle, and an agreement between Nycomed and Xenova is expected to be signed shortly.  Discussions with the NIH regarding amendments to the terms under which Xenova has licensed certain other intellectual property rights concerning TransMID (TM) are at an advanced stage.

Under the terms of these new arrangements, Xenova's future financial obligations on successful commercialisation of TransMID (TM) in North
America have been significantly reduced.

Tariquidar Multi-Drug Resistance (MDR) Programme
In June 2002, tariquidar entered two pivotal Phase III clinical trials as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients.  On 12
May 2003, QLT announced that the Phase III trials would be stopped following a recommendation from the independent Data and Safety
Monitoring Committee (DSMC) which had just completed the un-blinded interim review of the data for the two ongoing trials.  On 23 July
2003, QLT announced that enrolment in the Phase IIb trial for patients with chemo-refractory breast cancer, which is being carried out at the MD Anderson Centre, Texas, had been sufficiently completed at 17 patients.

The review of the data arising from the Phase III NSCLC trials has been completed.  This review has confirmed that the levels of toxicities associated with the cytotoxic drugs administered to patients in the trial were increased in those patients receiving tariquidar compared with those receiving placebo.  Following this review, we have announced today that the National Cancer Institute in the USA (NCI) has commenced further exploratory Phase I/II and Phase
II studies with tariquidar in combination with various cytotoxic drugs.  Discussions are also ongoing between Xenova and QLT
concerning the possibility of further Phase II studies being undertaken.

Novel DNA Targeting Agents - XR11576 & XR5944
On 3 July 2003, Xenova announced the initiation of a Phase I clinical trial of XR5944, the second of three novel DNA targeting agents that are the subject of a licence agreement with Millennium
Pharmaceuticals Inc.  The first of these compounds, XR11576, entered
Phase I clinical trials in February 2002.  The third, XR11612, is in pre-clinical development as a back-up.

The XR5944 Phase I clinical trial is being conducted at three centres in the United Kingdom and will include approximately 40 patients with advanced solid tumours.  In pre-clinical studies, XR5944 has demonstrated a high level of anti-tumour activity against a number of human tumour models, causing both partial and complete regression of large established tumours.  Recent data published in the Proceedings for the 2003 Annual Meeting of the American Association for Cancer
Research, suggest that XR5944 acts through a novel mechanism of action distinct from other current cytotoxic agents by binding tightly to DNA and inhibiting RNA synthesis.  Further exploration into the mechanism of action of XR5944 is ongoing.

XR303
XR303 is the first radioimmunotherapy product utilising a super high affinity chimaeric (human-sheep) monoclonal antibody to be evaluated in man.  It was developed using Xenova's proprietary sheep monoclonal antibody technology, and binds to CEA (Carcinoembryonic antigen), which is widely expressed in solid tumours.  The antibody is used to deliver a radionuclide, Iodine-131, to the tumour.  The intention is to deliver a dose of radiation to the tumour that is sufficient to kill tumour cells whilst causing minimal damage to normal tissues.

XR303 has completed a Phase I imaging study in patients with metastatic colorectal cancer.  This study, conducted in 10 patients, provided favourable results, with tumour images still clearly visible after eight days as a result of the radiolabelled antibody remaining bound to the tumour surface.  There were no drug-related severe adverse events.

In view of these encouraging results, development of XR303 was also initiated as a therapeutic product for the treatment of pancreatic cancer, where the majority of tumours examined have been shown to express CEA.  A Phase I/II dose escalation study in patients with non-resectable pancreatic cancer was commenced in October 2002 and is expected to complete in 2005.

In May 2003 both the European Commission and the FDA granted orphan drug designation to XR303 for pancreatic cancer.

Vaccines of Addiction
On 15 January 2003, Xenova announced that it had reached an agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust
("ImmuLogic") to buy out all ImmuLogic's remaining rights to future milestone and royalty payments relating to two of Xenova's
therapeutic vaccines, TA-CD for the treatment of cocaine addiction and TA-NIC for nicotine addiction.

TA-CD
The start of a Phase IIa cocaine administration trial was announced on 14 April 2003.  The ten-patient open label trial is being conducted in the United States and is designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine
administration under laboratory controlled conditions.

The results of a second Phase IIa dose escalation trial were reported on 17 June 2003. This study, which started in April 2002, was designed to evaluate the safety and immunogenicity of TA-CD using 4 or 5 dose vaccination schedules.  The trial involved the enrolment of
13 subjects, all of whom were cocaine abusers seeking help with their addiction at the start of the trial.  Patients were treated with up to five injections of the vaccine over a twelve week period using doses up to 360 µg each.  Of the 13 enrolled, 12 subjects completed the 12 month evaluation period to assess safety, immune response and cocaine usage.

As for the previous study, the results showed the vaccine to be safe and well tolerated with a dose-related immune response.  Of those 16 patients in the two Phase IIa studies who used cocaine at any time following vaccination, 14 reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine's proposed mode of action.

On 24 October 2003, Xenova announced the initiation of the first randomised, placebo controlled Phase IIb clinical trial for TA-CD.
 The primary objective of this new study is to determine the efficacy of TA-CD in addicts seeking treatment for cocaine abuse, and to determine appropriate end-points for a Phase III study.

Up to 132 subjects, all of whom are methadone-dependent cocaine addicts being treated for drug dependency, will be recruited into this clinical study. Half the subjects will be treated with active
TA-CD and half will be given a placebo.  Subjects will be monitored three times a week to assess cocaine usage, including testing for
cocaine metabolites in urine, for a period of 20 weeks.   Patients
will also undergo medical examinations and blood tests for
anti-cocaine antibodies to assess the immunogenicity of the dosing schedule.  The trial is expected to last up to two years (depending upon the rate of recruitment) and will allow an objective assessment of the efficacy of the TA-CD vaccine against placebo.

The TA-CD investigations are being supported by the National
Institute on Drug Abuse (NIDA) which recognises cocaine abuse to be a major problem in the U.S.  NIDA has also supported earlier clinical work as part of this programme.

TA-NIC
Xenova announced the initiation of a second Phase I clinical trial for TA-NIC on 8 October 2003.  This second Phase I study builds upon the findings of a previous Phase I trial which were announced in June
2002.  The results of the first study, which was the first evaluation of an anti-nicotine vaccine in man, showed that the vaccine generated a specific anti-nicotine response and that it was safe and well tolerated both systemically and locally.

In the new dose ranging Phase I study approximately 60 smokers have been recruited into a double-blind, randomised, placebo-controlled trial which is being run at a European clinical centre experienced in testing smoking related therapies.  The objective of the trial is to further establish safety and tolerability, and to determine the optimum vaccination dose and schedule required to induce the optimal anti-nicotine antibody response.  Three different doses of the vaccine are being evaluated.  The impact of vaccination on
nicotine-induced changes in heart rate and skin temperature will also be monitored.

OX-40
On 20 October 2003 novel findings relating to a research
collaboration, involving Xenova's OX40 technology and its potential for the treatment of influenza, were published by Imperial College,
London.

Pre-clinical studies conducted by Imperial College demonstrated that down-regulation of the immune response, through blocking the
OX40-OX40 ligand interaction, could alleviate the symptoms of influenza, without affecting the ability to clear the virus.  This new research suggests that the down-regulation of OX40 signalling may play an important role in the fight against the symptoms of influenza and perhaps other diseases similarly characterised by excessive immune response.

OX40 is a platform technology capable of producing multiple drug candidates targeting cancer, autoimmune and other diseases where the immune system is involved.  Xenova has retained rights to the OX40 technology relating to the up-regulation of the immune system which may be used for the development of novel treatments for cancer and infectious disease.  Xenova's rights to down-regulate the immune system have been the subject of development and licence agreements entered into with Celltech and Genentech.

Clinical Trials Manufacturing

Xenova's Clinical Trial Manufacturing Facility (CTMF) has been manufacturing the Company's own internal clinical trial supplies since 1995 and this remains the primary purpose of the facility.
Xenova recently announced that it is offering surplus capacity in the facility and its supporting development organisation for contract manufacturing.

On 5 June 2003, Xenova announced the signing of a two-year
Manufacturing, Development and Clinical Supply Agreement with
Pharmexa A/S (CSE: PHARMX) for the contract manufacture of clinical supplies of a vaccine targeting the human HER-2 protein. Manufacture is taking place at Xenova's CTMF in Cambridge.

On 8 September 2003 Xenova received notification that its CTMF had been successfully inspected by the Medicines and Healthcare products
Regulatory Agency (MHRA).  The inspection took place under the
Voluntary Scheme for Inspection of Manufacturers.  Xenova has
received a letter from the MHRA confirming that its operations are in compliance with EU Good Manufacturing Practices (GMP).  Accreditation by the MHRA will enable Xenova to continue to manufacture in full compliance with the forthcoming Clinical Trials Directive into 2004.

As well as its own CTMF facility in Cambridge, Xenova acquired additional manufacturing facilities in Edmonton, Canada though the acquisition of KS Avicenna, a wholly-owned subsidiary of KS
Biomedix.  KS Avicenna manufactures TransMID (TM) for clinical trials.

Changes to the Xenova Group plc Board

On 13 August 2003, Research Director and Chief Scientific Officer
Michael Moore, and Medical Director John St Clair Roberts resigned from the Company and the Xenova Board.  Further changes to the Xenova
Board were announced, as planned, following the acquisition of KS
Biomedix:  on 12 October 2003 John Rennocks and Dr Michael Young,
non-executive directors of KS Biomedix, joined the Board of Xenova as non-executive directors. Howard Wachtler and Gerard Fairtlough resigned their positions as non-executive directors of Xenova on 17
October 2003.

Financial Summary

Operating Performance

In the year to 31 December 2003, the Group's revenues from licensing agreements, strategic partnerships and manufacturing outsourcing were
£7.7m ($13.8m) (2002: £12.2m ($21.8m)).

In accordance with the Group's revenue recognition policy, of the
£6.9m ($11.1m) received from QLT Inc. in 2001 as part of the tariquidar licensing agreement, £2.3m ($4.1m) was recognised in the year, with the remaining £1.5m ($2.7m) being deferred to future periods.  Following receipt of the balance of the first milestone of
£0.7m ($1.2m) in the year in respect of the OX40 programme with
Genentech, £1.4m ($2.5m) of the upfront licence fee and milestone of
£3.5m ($6.2m) has been recognised in the year, with the remaining
£1.2m ($2.2m) being deferred to future periods.  Contract development revenue of £3.2m ($5.7m) (2002: £nil) was also recognised in the year in respect of the ongoing Millennium collaboration on the novel DNA targeting agents.  Other revenue included £0.8m ($1.4m) in respect of the Pharmexa contracts.

Total net operating expenses of £24.0m ($43.0m) were reduced from
£26.5m ($47.5m) in 2002.  Net operating expenses for continuing operations in the year were £20.3m ($36.3m) (2002 £26.5m ($47.5)).
Excluding exceptional reorganisation costs of £2.0m ($3.6m) net operating expenses of £18.3m ($32.7m) declined 20% compared to the prior year (£22.7m ($40.6m)), as a result of the programme
prioritisation and headcount reductions made in the year.

Overall research and development (R&D) expenditure of £15.1m ($27.0m)
fell from £17.7m ($31.6m) in 2002.  Continuing operations R&D expenditure of £13.7m ($24.5m) is lower than for the previous year
(2002: £17.7m, $31.6m) as a result of the reorganisations announced in December 2002 and May 2003.  R&D expenditure includes £3.2m
($5.7m) for pre-clinical and clinical development of the programme of novel DNA targeting agents.  These costs have been reimbursed by
Millennium under the terms of the licence agreement.  Other R&D expenditure was incurred in respect of the Vaccines of Addiction programme including the completion of a Phase II dose escalation study with TA-CD, the start of a Phase IIa cocaine administration study with TA-CD, and completion of a Phase I study in TA-NIC.  R&D expenditure in the acquired KS Biomedix businesses amounted to £1.4m
($2.5m) in the period from 12 September 2003. The majority of this expenditure related to TransMID (TM) Phase III development.

Administrative expenses of £9.4m ($16.8m) comprised £7.1m ($12.6m) in respect of continuing operations and £2.3m ($4.2m) from the acquired
KS Biomedix business.  Administrative expenses for continuing operations of £7.1m ($12.6m) have been reduced by 24% or £2.3m
($4.1m) from the prior year (2002: £9.3m ($16.7m)).  These include
£2.0m ($3.6m) exceptional reorganisation costs arising from the cost saving reorganisation announced in May 2003 (2002: £3.8m ($6.8m)) and
£1.2m ($2.1m) of goodwill amortisation (2002: £1.2m ($2.1m)) relating to the goodwill arising on the acquisition of Cantab Pharmaceuticals
Plc in 2001.  Administrative expenses excluding both exceptional reorganisation costs and goodwill amortisation were £3.9m ($6.9), reduced by 11% from £4.3m ($7.8m) in 2002. Other operating income received from the subletting of excess facility space further reduced net expenses in the year by £0.4m ($0.8m) (2002: £0.5m ($0.8m)).

Following the announcement of the cessation of Phase III trials of tariquidar, the Group undertook a cost saving reorganisation, which included headcount reductions and project prioritisation. Included in continuing operations administrative expenses under exceptional reorganisation costs is £2.0m net ($3.6m) in respect of severance payments, a vacant leasehold provision and an impairment provision.
Total exceptional reorganisation costs for the year were £3.2m
($5.7m) (2002: £3.8m ($6.8m)) and include £1.1m ($2.0m) in respect of the KS Biomedix business.  As a result of the above reorganisation, surplus facilities have become available at the main Cambridge site.
 The Group is currently in confidential negotiations to sublet or surrender the remaining 20 year lease on this property.  The charge made reflects a vacant leasehold provision which has been calculated based upon management's expectations of future subletting
opportunities and estimated surrender payments.

Total net operating expenses for continuing operations for the second half of the year fell to £7.7m ($13.9m) from £12.6m ($22.5m) in the first half of the year principally as a result of the reduced research activity and lower exceptional reorganisation costs.

The reduced investment income reflects the lower average cash and liquid resources balance held throughout the year.  R&D tax credits recoverable for the year have been reduced in line with the headcount reduction achieved during the year.

Acquisition of KS Biomedix
On 12 September Xenova Group plc announced that the offer to acquire
KS Biomedix had become unconditional (save for admission).  Under the terms of the offer made to KS Biomedix shareholders, 1.0714 shares in
Xenova Group plc were issued in exchange for one share held in KS
Biomedix.  An additional contingent deferred consideration of 10p per
KS Biomedix share held will be paid in Xenova Group plc shares upon the commercial sale of TransMID (TM) in either the US or European markets before 14 August 2011.  Based upon a Xenova Group plc closing share price of 15.25 pence on 11 September this valued KS Biomedix at
£17.1m ($30.5m) including the contingent deferred consideration payable in respect of TransMID (TM) of £6.5m ($11.6m).
In calculating the provisional fair values of the assets and liabilities acquired, two adjustments have been made to the book values stated at 12 September in order to reflect Xenova's accounting policies.  The book value of tangible fixed assets acquired has been reduced by £0.1m ($0.1m) in adopting Xenova's depreciation policy, and adopting Xenova's revenue recognition policy to the licence fees received by KS Biomedix from Nycomed and Sosei in 2002 has resulted in £0.2m ($0.4m) of revenue previously recognised by KS Biomedix to
be deferred as at 12 September 2003.   The fair value of the assets
and liabilities acquired is £6.9m ($12.3m).  The consideration totalling £17.7m ($31.6m) (including £0.6m ($1.1 m) of acquisition expenses) generated goodwill upon acquisition of £10.8m ($19.3m).
The goodwill arising has been capitalised and is being amortised over the 10 year estimated useful life of the acquired business.  In addition to the £0.6m ($1.1m) of acquisition expenses, share issue costs of £0.5m ($1.0m) were incurred and offset against the share premium account.

With the acquisition of 100% of KS Biomedix, Xenova has acquired KS
Biomedix' wholly-owned subsidiary KS Avicenna Inc, as well as its 50%
share in Discerna Ltd, a joint venture with Babraham Bioscience
Technologies Limited.

As part of the restructuring activities completed as part of the acquisition, 18 positions have been lost across both the head office and research and development functions.  Included within
administration expenses is an exceptional charge of £1.1m ($2.0m) in respect of severance payments and a vacant leasehold provision in respect of the acquired business.  The net operating loss included in the financial statements in respect of KS Biomedix for the period from acquisition to 31 December 2003 was £3.7m ($6.6m).

On 6 January 2004, Xenova announced the sale of certain premises at
KS Biomedix's Farnham research facility together with related assets to Bioventix Limited for £0.8m ($1.4m).  This disposal resulted in a disposal of part of the goodwill arising on the acquisition of KS
Biomedix, amounting to £0.2m ($0.4m).  The disposal also resulted in a further seven former KS Biomedix employees transferring from Xenova to Bioventix.

UK Placing, US Private Placement and Open Offer

On 26 November 2003, Xenova Group plc announced a UK placing (fully underwritten), US private placement and open offer of 187,601,690
Offer Shares and 56,280,507 Warrants to raise approximately £21.1m
($37.8m) gross or £19.4m ($34.7m) net of expenses.  The total number of ordinary shares in issue following the UK placing, US private placement and open offer was approximately 431.5 million.

Cash, short-term deposits and investments

Cash, short-term deposits and investments at 31 December 2003 totalled £27.5m ($49.2m) (2002: £19.2m ($34.4m)).  The Group had cash of £12.1m ($21.6m) and liquid resources of £15.4m ($27.6m) at 31
December 2003 (2002: cash £2.6m ($4.7m), liquid resources £16.6m
($29.7m)).

Included in liquid resources is an investment in Cubist
Pharmaceuticals Inc of £0.4m ($0.8m), (2002: £0.4m ($0.8m)).

Share capital reorganisation

Prior to the UK placing, US private placement and open offer Xenova
Group plc received approval from shareholders at an EGM on 22
December 2003 to reorganise its share capital such that each issued existing 10p ordinary share was sub-divided into ten new ordinary shares of 1p each, of which nine such new ordinary shares were converted and redesignated as nine deferred shares of 1p each, and each unissued, but authorised, 10p ordinary share was subdivided into ten new ordinary shares of 1p each. Shareholders also approved a capital reduction which will result in the deferred shares being cancelled if approval is obtained from the High Court. Xenova Group plc is in the process of making an application to the court and anticipates that the capital reduction will become effective in the first half of 2004.  Following the capital reduction the number of ordinary shares in issue will remain the same.

The number of shares in issue rose to approximately 431.5 million as at 31 December 2003 from 172.8 million at 31 December 2002, due principally to the 69.4 million shares issued to acquire KS Biomedix and the 187.6 million shares issued as a result of the UK placing, US private placement and open offer.

The Directors do not propose a dividend for 2003 (2002: nil).

Consolidated Profit and Loss Account (unaudited)

+-------------------------------------------------------------------+
|                     |     |Unaudited|Unaudited| Unaudited| Audited|
|---------------------+-----+---------+---------+----------+--------|
|                     |     |     Year|     Year|Six months|    Year|
|---------------------+-----+---------+---------+----------+--------|
|                     |     |    Ended|    Ended|     Ended|   Ended|
|---------------------+-----+---------+---------+----------+--------|
|                     |     |       31|       31|   30 June|      31|
|                     |     | December| December|          |December|
|---------------------+-----+---------+---------+----------+--------|
|                     |     |     2003|     2003|      2003|    2002|
|---------------------+-----+---------+---------+----------+--------|
|                     |Notes|     $000|     £000|      £000|    £000|
|---------------------+-----+---------+---------+----------+--------|
|Turnover (including  |     |         |         |          |        |
|share of joint       |     |         |         |          |        |
|ventures)            |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|     Continuing      |     |   13,724|    7,667|     4,158|  12,701|
|operations           |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|     Acquisitions    |     |       77|       43|         -|       -|
|---------------------+-----+---------+---------+----------+--------|
|     Less: share of  |     |     (20)|     (11)|       (5)|   (457)|
|joint ventures       |     |         |         |          |        |
|turnover             |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|Group turnover       |     |   13,781|    7,699|     4,153|  12,244|
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|Operating expenses   |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|Research and         |     |         |         |          |        |
|development costs    |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|     Continuing      |     | (24,512)| (13,694)|   (8,104)|(17,657)|
|operations           |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|     Acquisitions    |     |  (2,467)|  (1,378)|         -|       -|
|---------------------+-----+---------+---------+----------+--------|
|                     |     | (26,979)| (15,072)|   (8,104)|(17,657)|
|---------------------+-----+---------+---------+----------+--------|
|Administrative       |     |         |         |          |        |
|expenses             |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|    Continuing       |     |  (6,898)|  (3,854)|   (2,034)| (4,339)|
|operations           |     |         |         |          |        |
|---------------------------+---------+---------+----------+--------|
|    Continuing operations: |  (3,639)|  (2,033)|   (2,036)| (3,821)|
|exceptional reorganisation |         |         |          |        |
|costs    2                 |         |         |          |        |
|---------------------------+---------+---------+----------+--------|
|    Continuing operations: |  (2,091)|  (1,168)|     (584)| (1,168)|
|amortisation of goodwill   |         |         |          |        |
|---------------------------+---------+---------+----------+--------|
|                     |     | (12,628)|  (7,055)|   (4,654)| (9,328)|
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|    Acquisitions     |     |  (1,600)|    (894)|         -|       -|
|---------------------+-----+---------+---------+----------+--------|
|    Acquisitions:    |    2|  (2,019)|  (1,128)|         -|       -|
|exceptional          |     |         |         |          |        |
|reorganisation costs |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|    Acquisitions:    |     |    (569)|    (318)|         -|       -|
|amortisation of      |     |         |         |          |        |
|goodwill             |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|                     |     |  (4,188)|  (2,340)|         -|       -|
|---------------------+-----+---------+---------+----------+--------|
|Total administrative |     | (16,816)|  (9,395)|   (4,654)| (9,328)|
|expenses             |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|Other operating      |     |         |         |          |        |
|income               |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|   Continuing        |     |      803|      449|       198|     463|
|operations           |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|Total net operating  |     | (42,992)| (24,018)|  (12,560)|(26,522)|
|expenses             |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|Group operating loss |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|     Continuing      |     | (22,629)| (12,642)|   (8,407)|(14,278)|
|operations           |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|     Acquisitions    |     |  (6,582)|  (3,677)|         -|       -|
|---------------------+-----+---------+---------+----------+--------|
|                     |     | (29,211)| (16,319)|   (8,407)|(14,278)|
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|Share of operating   |     |         |         |          |        |
|(loss)/profit of     |     |         |         |          |        |
|joint venture        |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|    Continuing       |     |    (245)|    (137)|     (114)|     169|
|operations           |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|    Acquisitions     |     |    (136)|     (76)|         -|       -|
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------------+---------+---------+----------+--------|
|Total operating loss: Group| (29,592)| (16,532)|   (8,521)|(14,109)|
|and share of joint ventures|         |         |          |        |
|---------------------------+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|Investment income    |     |      689|      385|       265|     626|
|---------------------+-----+---------+---------+----------+--------|
|Amounts written back |    3|      338|      189|       126| (1,730)|
|to/(off) investments |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|Loss on ordinary     |     | (28,565)| (15,958)|   (8,130)|(15,213)|
|activities before    |     |         |         |          |        |
|taxation             |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|Tax on loss on       |    4|    1,708|      954|       307|   2,011|
|ordinary activities  |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|Loss on ordinary     |     | (26,857)| (15,004)|   (7,823)|(13,202)|
|activities after     |     |         |         |          |        |
|taxation             |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------+-----+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------------+---------+---------+----------+--------|
|                           |         |         |          |        |
|---------------------------+---------+---------+----------+--------|
|Loss per share (basic and  |  (12.6c)|   (7.1p)|    (4.5p)|  (9.0p)|
|diluted)                   |         |         |          |        |
|---------------------------+---------+---------+----------+--------|
|                     |     |         |         |          |        |
|---------------------------+---------+---------+----------+--------|
|Shares used in computing   |  212,437|  212,437|   174,534| 147,484|
|net loss per share         |         |         |          |        |
|(thousands)                |         |         |          |        |
+-------------------------------------------------------------------+

US Dollar amounts have been translated at the closing rate on 31
December 2003 (£1.00: $1.79) solely for information.

Statement of Total Recognised Gains and Losses (unaudited)

                         Unaudited   Unaudited  Unaudited     Audited
                              Year        Year Six Months        Year
                             Ended       Ended      Ended       Ended
                       31 December 31 December    30 June 31 December
                              2003        2003       2003        2002
                              $000        £000       £000        £000

Loss attributable to      (26,524)    (14,818)    (7,719)    (13,361)
Xenova Group plc
Profit/(loss)                (333)       (186)      (104)         159
attributable to
joint ventures
Total loss
attributable to
members of Xenova
Group plc                 (26,857)    (15,004)    (7,823)    (13,202)

Translation                    408         228        (2)         (1)
difference
Total recognised
gains and losses in
the
period attributable
to members of Xenova
Group plc                 (26,449)    (14,776)    (7,825)    (13,203)

US Dollar amounts have been translated at the closing rate on 31
December 2003 (£1.00: $1.79) solely for information.
     Consolidated Balance Sheet (unaudited)

+-------------------------------------------------------------------+
|                   |     |  Unaudited|Unaudited|Unaudited|  Audited|
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |      As at|   As at |As at    |    As at|
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |31 December|       31|  30 June|       31|
|                   |     |           | December|         | December|
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |       2003|     2003|     2003|     2002|
|-------------------+-----+-----------+---------+---------+---------|
|                   |Notes|       $000|     £000|     £000|     £000|
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|Fixed Assets       |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|   Intangible      |     |     34,497|   19,272|    9,642|    9,630|
|assets             |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|   Tangible assets |     |     14,066|    7,858|    5,131|    5,492|
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|   Investment in   |     |           |         |         |         |
|joint ventures:    |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|    Share of gross |     |        245|      137|      138|      194|
|assets             |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|    Share of gross |     |      (175)|     (98)|    (116)|     (67)|
|liabilities        |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |         70|       39|       22|      127|
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |     48,633|   27,169|   14,795|   15,249|
|-------------------+-----+-----------+---------+---------+---------|
|Current Assets     |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|   Work in progress|     |      1,185|      662|         |         |
|-------------------+-----+-----------+---------+---------+---------|
|   Debtors         |     |      6,568|    3,669|    3,620|    3,164|
|-------------------+-----+-----------+---------+---------+---------|
|   Short-term      |     |     27,632|   15,437|    9,650|   16,585|
|deposits and       |     |           |         |         |         |
|investments        |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|   Cash at bank and|     |     21,605|   12,070|      429|    2,632|
|in hand            |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |     56,990|   31,838|   13,699|   22,381|
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|Creditors: amounts |  8  |   (12,786)|  (7,143)|  (8,170)| (11,108)|
|falling due within |     |           |         |         |         |
|one year           |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|Net current assets |     |     44,204|   24,695|    5,529|   11,273|
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|Total assets less  |     |     92,837|   51,864|   20,324|   26,522|
|current liabilities|     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|Creditors: amounts |     |           |         |         |         |
|falling due after  |     |           |         |         |         |
|more than          |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|one year           |  8  |    (3,161)|  (1,766)|        -|        -|
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|Provisions for     |     |    (3,158)|  (1,764)|    (918)|     (12)|
|liabilities and    |     |           |         |         |         |
|charges            |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|Total net assets   |     |     86,518|   48,334|   19,406|   26,510|
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|Capital and        |     |           |         |         |         |
|reserves           |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|Called up share    |     |     47,013|   26,264|   17,454|   17,277|
|capital            |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|Shares to be issued|     |     11,605|    6,483|        -|        -|
|-------------------+-----+-----------+---------+---------+---------|
|Share premium      |     |    175,110|   97,827|   80,831|   80,338|
|account            |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|Merger reserve     |     |     55,237|   30,859|   27,218|   27,218|
|-------------------+-----+-----------+---------+---------+---------|
|Other reserves     |     |     31,017|   17,328|   17,902|   17,902|
|-------------------+-----+-----------+---------+---------+---------|
|Profit and loss    |     |  (233,464)|(130,427)|(123,999)|(116,225)|
|account            |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
|-------------------+-----+-----------+---------+---------+---------|
|Shareholders' funds|  6  |     86,518|   48,334|   19,406|   26,510|
|-------------------+-----+-----------+---------+---------+---------|
|                   |     |           |         |         |         |
+-------------------------------------------------------------------+

US Dollar amounts have been translated at the closing rate on 31
December 2003 (£1.00: $1.79) solely for information.

        Consolidated Cash Flow Statement (unaudited)

                              Unaudited Unaudited  Unaudited  Audited
                              Year           Year Six months     Year
                              Ended         Ended      Ended    Ended
                              31               31    30 June       31
                              December   December            December
                              2003           2003       2003     2002
                        Notes      $000      £000       £000     £000

Net cash outflow from     7    (31,928)  (17,837)    (9,294) (15,141)
operating activities

Returns on investments and
servicing of finance
Interest received                   619       346        263      619
Interest element of finance         (7)       (4)        (2)      (4)
lease rental payments
Net cash inflow from
returns on
investments and                     612       342        261      615
servicing of finance

Taxation                  4       4,668     2,608          -    2,292

Capital expenditure and
financial investment
Purchase of tangible            (1,253)     (700)      (898)    (649)
fixed assets
Purchase of intangible          (1,113)     (622)          -        -
fixed assets
Sale of Farnham site
tangible and intangible           1,432       800          -        -
assets
Sale of other tangible              474       265          -        -
fixed assets
Net cash outflow from
capital expenditure
and financial                     (460)     (257)      (898)    (649)
investment

Acquisitions and
disposals
Purchase of subsidiary          (1,083)     (605)          -        -
undertakings
Cash at bank and in
hand acquired with
subsidiary                        7,162     4,001          -        -
Net cash inflow from      5       6,079     3,396          -        -
acquisitions

Management of Liquid
Resources
Decrease/(increase) in            2,039     1,139      7,061  (3,288)
short-term deposits
Proceeds on sale of       3         338       189          -        -
current asset
investments
Net cash
inflow/(outflow) from             2,377     1,328      7,061  (3,288)
management of liquid
resources

Net cash outflow before        (18,652)  (10,420)    (2,870) (16,171)
financing

Financing
Issue of ordinary share          38,995    21,785        680   10,958
capital
Expenses on issue of            (3,390)   (1,894)       (10)  (1,117)
shares
Repayment of secured                (7)       (4)          -        -
loans
Capital element of
finance lease rental               (52)      (29)        (3)     (11)
payments
Net cash inflow from             35,546    19,858        667    9,830
financing

Increase/(decrease) in
cash during the period           16,894     9,438    (2,203)  (6,341)

US Dollar amounts have been translated at the closing rate on 31
December 2003 (£1.00: $1.79) solely for information.

Reconciliation of Net Cash Flow to Movement in Net Funds (unaudited)

+-------------------------------------------------------------------------+
|                   |         |         |                        |        |
|                   |Unaudited|Unaudited|Unaudited               | Audited|
|-------------------+---------+---------+------------------------+--------|
|                   |     Year|     Year|              Six Months|    Year|
|-------------------+---------+---------+------------------------+--------|
|                   |    Ended|    Ended|                   Ended|   Ended|
|-------------------+---------+---------+------------------------+--------|
|                   |       31|       31|                      30|      31|
|                   | December| December|June                    |December|
|-------------------+---------+---------+------------------------+--------|
|                   |     2003|     2003|                    2003|    2002|
|-------------------+---------+---------+------------------------+--------|
|                   |     $000|     £000|                    £000|    £000|
|-------------------+---------+---------+------------------------+--------|
|                   |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|Increase/(decrease)|   16,894|    9,438|                 (2,203)| (6,341)|
|in cash during the |         |         |                        |        |
|period             |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|                   |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|Repayment of       |        7|        4|                       -|       -|
|secured loans      |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|Capital element of |       52|       29|                       3|      11|
|finance lease      |         |         |                        |        |
|payments           |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|Cash flow from     |  (2,377)|  (1,328)|                 (7,061)|   3,288|
|movement in liquid |         |         |                        |        |
|resources          |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|Change in net funds|   14,576|    8,143|                 (9,261)| (3,042)|
|resulting from cash|         |         |                        |        |
|flows              |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|                   |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|Secured loans      |    (351)|    (196)|                       -|       -|
|acquired with      |         |         |                        |        |
|subsidiary         |         |         |                        |        |
|operations         |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|Finance leases     |    (113)|     (63)|                       -|       -|
|acquired with      |         |         |                        |        |
|subsidiary         |         |         |                        |        |
|operations         |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|Movement in value  |      322|      180|                     126| (1,730)|
|of liquid          |         |         |                        |        |
|investments        |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|Translation        |       27|       15|                       -|       -|
|difference         |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|Change in net funds|   14,461|    8,079|                 (9,135)| (4,772)|
|-------------------+---------+---------+------------------------+--------|
|                   |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|Net funds at 1     |   34,393|   19,214|                  19,214|  23,986|
|January / 1 July   |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|                   |         |         |                        |        |
|-------------------+---------+---------+------------------------+--------|
|Net funds at 31    |   48,854|   27,293|                  10,079|  19,214|
|December / 30 June |         |         |                        |        |
+-------------------------------------------------------------------------+

US Dollar amounts have been translated at the closing rate on 31
December 2003 (£1.00: $1.79) solely for information.
Notes to the Unaudited Preliminary Announcement

1          Basis of preparation

These unaudited statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the
Group's 2002 Annual Report and Accounts except as set out below.  The
2002 Annual Report and Accounts received an unqualified auditor's report and have been delivered to the Registrar of Companies.

Revenue recognition
Revenue from development agreements, where under the terms of the agreement, the Group is reimbursed for development expenditure incurred, is recognised to match the underlying expenditure that it relates to. Contributions received in advance are included within deferred revenue.

Revenues from contract manufacturing are recognised in turnover in the period in which the products and services are delivered to and accepted by the customer.

Work in progress
Work in progress in relation to contract manufacturing is valued at the lower of cost or net realisable value.

2          Exceptional reorganisation costs

Following the announcement of the cessation of Phase III trials of tariquidar, the Group has undertaken a cost saving reorganisation, which included a headcount reduction and programme prioritisation.
Included in administrative expenses for continuing operations under exceptional reorganisation costs is £2.0m net (2002: £3.8m) in respect of severance payments, a vacant leasehold provision and an impairment provision.

Following the KS Biomedix acquisition further exceptional
reorganisation costs arose in the acquired business as a result of the integration of the two businesses. Included in administrative expenses for acquisitions is an exceptional reorganisation cost of
£1.1m also in respect of severance payments and vacant leasehold provision.

3          Cubist investment

Following an increase in the share price during the year the Group's investment in Cubist Pharmaceuticals Inc has increased in value by
£0.2m, compared to a decrease of £1.7m in 2002.

During the year the Group sold 23,500 shares realising proceeds of
£0.2m.

4          Taxation

Xenova Group plc has recognised an R&D tax credit of £1.0m in respect of the year that will be received in 2004 (2002: £2.0m), including
£0.2m in respect of the acquired KS Biomedix business.

Of the £2.6m cash received for R&D tax credits in the year, £0.7m was in respect of the KS Biomedix claim for the year ended 31 May 2003.
Notes to the Unaudited Preliminary Announcement (continued)

5          Acquisition of KS Biomedix

On 12 September Xenova Group plc announced that the offer to acquire
KS Biomedix had become unconditional (save for admission). Under the terms of the offer made to KS Biomedix shareholders, 1.0714 shares in
Xenova Group Plc have been issued in exchange for one share held in
KS Biomedix. An additional contingent deferred consideration of 10p per KS Biomedix share held will be paid in Xenova Group plc shares upon the commercial sale of the TransMID (TM) in either the US or
European markets before 14 August 2011. Based upon a Xenova Group plc closing share price of 15.25 pence on the 11 September this values KS
Biomedix at £17.0m including the contingent deferred consideration payable in respect of TransMID (TM) of £6.5m.

Details of the book value and provisional fair value of the assets and liabilities of KS Biomedix as at 12 September are set out below:

+-------------------------------------------------------------------+
|                             |   |                                 |
|-----------------------------+---+---------------------------------|
|                             |   | Book    | Adjustments |    Fair |
|                             |   | values  |        £000 |  values |
|                             |   |    £000 |             |    £000 |
|-----------------------------+---+---------+-------------+---------|
|                             |   |         |             |         |
|-----------------------------+---+---------+-------------+---------|
| Tangible fixed assets       |   |   3,296 |        (70) |   3,226 |
|-----------------------------+---+---------+-------------+---------|
| Investment in joint venture |   |      99 |           - |      99 |
| - net assets                |   |         |             |         |
|-----------------------------+---+---------+-------------+---------|
| Stock                       |   |       9 |           - |       9 |
|-----------------------------+---+---------+-------------+---------|
| Debtors                     |   |   1,991 |           - |   1,991 |
|-----------------------------+---+---------+-------------+---------|
| Cash and liquid investments |   |   4,001 |           - |   4,001 |
|-----------------------------+---+---------+-------------+---------|
| Creditors falling due       |   | (1,999) |           - | (1,999) |
| within one year             |   |         |             |         |
|-----------------------------+---+---------+-------------+---------|
| Creditors falling due after |   |   (230) |       (242) |   (472) |
| more than one year          |   |         |             |         |
|-----------------------------+---+---------+-------------+---------|
| Net assets acquired         |   |   7,167 |       (312) |   6,855 |
|-----------------------------+---+---------+-------------+---------|
|                             |   |         |             |         |
|-----------------------------+---+---------+-------------+---------|
| Satisfied by:               |   |         |             |         |
|-----------------------------+---+---------+-------------+---------|
| Shares issued and to be     |   |         |             |  10,582 |
| issued                      |   |         |             |         |
|-------------------------------------------+-------------+---------|
| Contingent deferred consideration to be   |             |   6,477 |
| settled in shares                         |             |         |
|-------------------------------------------+-------------+---------|
| Expenses of acquisition     |   |         |             |     605 |
|-----------------------------+---+---------+-------------+---------|
| Total consideration         |   |         |             |  17,664 |
|-----------------------------+---+---------+-------------+---------|
|                             |   |         |             |         |
|-----------------------------+---+---------+-------------+---------|
| Goodwill arising on         |   |         |             |  10,809 |
| acquisition                 |   |         |             |         |
+-------------------------------------------------------------------+

In this provisional fair value table two adjustments have been made to the book values stated at 12 September in order to reflect
Xenova's accounting policies.  The book value of tangible fixed assets acquired has been reduced by £0.1m ($0.1m) in adopting
Xenova's depreciation policy, and adopting Xenova's revenue
recognition policy in respect of the licence fees received by KS
Biomedix in 2002 has caused £0.2m of revenue previously recognised by
KS Biomedix to be deferred as at 12 September 2003. In addition to the £0.6m of acquisition expenses, share issue costs of £0.5m were incurred and offset against the share premium account.

The goodwill arising on the acquisition of the KS Biomedix business has been capitalised and amortised over the 10 year estimated useful life of the acquired business.

With the acquisition of 100% of KS Biomedix , Xenova has acquired KS
Biomedix' wholly-owned subsidiary, KS Avicenna Inc, as well as its
50% share in Discerna Ltd, a joint venture with Babraham Biosciences
Technologies Limited.
Notes to the Unaudited Preliminary Announcement (continued)

As part of the restructuring activities completed as part of the acquisition 18 positions have been lost across both head office and the research and development functions. Included within
administration expenses for the period to 31 December 2003 is £1.1m in respect of severance payments and a vacant property provision in respect of the acquired business.

6                     Reconciliation of movements in shareholders'
funds

                                     Unaudited  Unaudited     Audited
                                          Year Six Months        Year
                                         Ended Ended            Ended
                                   31 December    30 June 31 December
                                          2003       2003        2002
                                          £000       £000        £000

At start of period                      26,510     26,510      29,836

Shares issued in the period             21,785        680      10,958

Shares issued and to be issued in       17,059          -           -
respect of acquisition

Expenses on issue of shares            (2,244)       (10)     (1,117)

Shares to be issued under long
term incentive
scheme                                       -         51          36

Retained loss for the period          (15,004)    (7,823)    (13,202)

Exchange movement                          228        (2)         (1)

At end of period                        48,334     19,406      26,510

Shares issued in the period comprises £21.1m in respect of the UK placing, US private placement and open offer in November 2003 and
£0.6m from the January 2003 placing to fund the buyout of certain rights from ImmuLogic.
Notes to the Unaudited Preliminary Announcement (continued)

7                     Reconciliation of operating loss to net cash
outflow from operating activities

                                     Unaudited  Unaudited     Audited
                                          Year Six Months        Year
                                         Ended      Ended       Ended
                                   31 December    30 June 31 December
                                          2003       2003        2002
                             Notes        £000       £000        £000

Group operating loss                  (16,319)    (8,407)    (14,278)

Depreciation                             1,211        638       1,478

Amortisation                             1,589        609       1,168

(Decrease)/increase in                   (520)          -       3,265
impairment provision

Profit on disposal of                    (118)          -           -
tangible fixed assets

Increase in work in progress             (662)          -           -

(Increase)/decrease in                   (143)      (156)         711
debtors

(Decrease)/increase in
creditors (excluding                   (1,541)    (2,122)         975
deferred license fees)

Decrease in deferred licence           (3,086)      (804)     (8,498)
fees

Increase in provision for                1,752        906           2
liabilities and charges

Charge for long term                         -         42          36
incentive scheme

Net cash outflow from                 (17,837)    (9,294)    (15,141)
operating activities

Cash outflow in respect of exceptional reorganisation costs was £2.4m
(2002: £nil).

8          Deferred licence fees

Included within creditors is £3.0m (2002: £5.7m) in respect of deferred licence fees of which £1.6m is included within creditors:
amounts falling due after more than one year.

9          Going concern

The Group is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised. The Directors have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.

Xenova Group plc
Tel: +44 (0)1753 706 600
David A Oxlade, Chief Executive Officer
Daniel Abrams, Group Finance Director
Veronica Cefis Sellar, Corporate Communications

UK
Financial Dynamics
Tel: +44 (0)20 7831 3113
David Yates/Ben Atwell

US:
Trout Group/BMC Communications
Tel: 001 212 477 9007
Press: Brad Miles (Ext 17) Daniel Budwick (Ext 14)
Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)